

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2016

Wilbur L. Ross, Jr.
Chief Executive Officer
WL Ross Holding Corp
1166 Avenue of the Americas,
New York, New York 10036

Re: WL Ross Holding Corp
Preliminary Schedule 14A
Filed April 8, 2016
File No. 001-36477

Dear Mr. Ross:

We completed our review of your Preliminary Proxy Statement on May 9, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and Construction